Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

March 31, 2012 and 2011

KB Financial Group Inc.

Index

March 31, 2012 and 2011

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of separate statement of financial position of the Company as of March 31, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements do not present fairly, in all material respects, in accordance with the K-IFRS 1034.

Other Matters

We have audited the separate statements of financial position of the Company as of December 31, 2011, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2012. These financial statements are not included in this review report. The separate statement of financial position as of December 31, 2011, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2011.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

May 25, 2012

This report is effective as of May 25, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Interim Separate Statements of Financial Position

March 31, 2012, and December 31, 2011

(In millions of Korean won)	Notes	March 31, 2012		December 31, 2011
Assets
Cash and due from financial institutions	4,5,6,26	(Won)	644,588	(Won)	32,031
Loans	4,5,7		60,000		60,000
Investments in subsidiaries	8		17,944,848		17,773,322
Property and equipment	9		699		759
Intangible assets	10		10,276		10,531
Deferred income tax assets	11,24		2,578		2,445
Other assets	4,5,12		823,005		631,602

Total assets		(Won)	19,485,994	(Won)	18,510,690

Liabilities
Debts	4,5,13	(Won)	280,000	(Won)	130,000
Debentures	4,5,14		—		49,988
Current income tax liabilities	24		772,597		578,729
Defined benefit liabilities	15		1,360		992
Other liabilities	4,5,16		317,798		34,701

Total liabilities			1,371,755		794,410

Equity
Share capital	17		1,931,758		1,931,758
Capital surplus	17		13,513,809		13,513,809
Retained earnings	17		2,668,672		2,270,713

Total equity			18,114,239		17,716,280

Total liabilities and equity		(Won)	19,485,994	(Won)	18,510,690

The accompanying notes are an integral part of these separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2012 and 2011

(In millions of Korean won, except per share amounts)		Three-Month Period Ended March 31
	Notes	2012		2011
Interest income		(Won)	1,177	(Won)	7,847
Interest expense			(2,997)		(12,764)

Net interest expense	4,19		(1,820)		(4,917)

Fee and commission income			—		—
Fee and commission expense			(184)		(1,215)

Net fee and commission expense	20		(184)		(1,215)

Net other operating income			687,925		—

Employee compensation and benefits	21,28		(6,220)		(6,480)
Depreciation and amortization	9,10		(344)		(375)
Other general and administrative expenses	22		(3,266)		(3,437)

General and administrative expenses			(9,830)		(10,292)

Operating profit before provision for credit losses			676,091		(16,424)
Provision for credit losses			—		—

Operating profit(loss)			676,091		(16,424)
Net non-operating expense	23		(92)		(95)

Profit(loss) before tax			675,999		(16,519)
Income tax benefit(expense)	24		133		(212)

Profit(loss) for the period			676,132		(16,731)

Other comprehensive income(loss) for the period			—		—

Total comprehensive income(loss) for the period		(Won)	676,132	(Won)	(16,731)

Earnings(loss) per share
Basic earnings(loss) per share	25	(Won)	1,750	(Won)	(48)
Diluted earnings(loss) per share	25		1,746		(48)

The accompanying notes are an integral part of these separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Changes in Equity

Three Month Periods Ended March 31, 2012 and 2011

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income(loss)		Retained Earnings		Total Equity
Balance at January 1, 2011	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,375,554	(Won)	17,821,121

Comprehensive loss
Loss for the period		—		—		—		(16,731)		(16,731)

Total comprehensive loss		—		—		—		(16,731)		(16,731)

Transactions with shareholders
Dividends		—		—		—		(41,163)		(41,163)

Total transactions with shareholders		—		—		—		(41,163)		(41,163)

Balance at March 31, 2011	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,317,660	(Won)	17,763,227

Balance at January 1, 2012	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,270,713	(Won)	17,716,280

Comprehensive income
Profit for the period		—		—		—		676,132		676,132

Total comprehensive income		—		—		—		676,132		676,132

Transactions with shareholders
Dividends		—		—		—		(278,173)		(278,173)

Total transactions with shareholders		—		—		—		(278,173)		(278,173)

Balance at March 31, 2012	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,668,672	(Won)	18,114,239

The accompanying notes are an integral part of these separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Three-Month Periods Ended March 31, 2012 and 2011

		Three-Month Period Ended March 31
(In millions of Korean won)	Note	2012		2011
Cash flows from operating activities
Profit(loss) for the period		(Won)	676,132	(Won)	(16,731)

Adjustment for non-cash items
Depreciation and amortization			344		375
Share-based payments			1,297		1,382
Net interest income			(190)		(28)
Other expense			587		596

			2,038		2,325

Changes in operating assets and Liabilities
Due from financial institutions			12,000		—
Deferred income tax assets			(133)		212
Other assets			915		(195)
Other liabilities			(3,303)		(1,600)

			9,479		(1,583)

Net cash generated from (used in) operating activities			687,649		(15,989)

Cash flows from investing activities
Acquisition of investments in subsidiaries			(171,526)		—
Acquisition of property and equipment			(29)		(40)
Acquisition of intangible assets			—		(1,904)
Net decrease in guarantee deposits paid			8,466		1,586
Others			(3)		—

Net cash used in investing activities			(163,092)		(358)

Cash flows from financing activities
Increase in debts			150,000		—
Redemption in debentures			(50,000)		(250,000)

Net cash provided by (used in) financing activities			100,000		(250,000)

Net increase (decrease) in cash and cash equivalents			624,557		(266,347)
Cash and cash equivalents at the beginning of the period			20,028		759,995

Cash and cash equivalents at the end of the period	26	(Won)	644,585	(Won)	493,648

The accompanying notes are an integral part of these separate financial statements.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with the former shareholders of KB Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s paid in capital as of March 31, 2012, is (Won) 1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012.

The Company is authorized to issue up to 1,000 million shares. The Company listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Company’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea. The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010.

The Company’s interim separate financial statements as of and for the three-month period ended March 31, 2012, had been prepared in accordance with K-IFRS 1034, Interim Financial Reporting, which is effective as of March 31, 2012.

The separate financial statements were prepared in accordance with K-IFRS 1027, Consolidated and Separate Financial Statements.

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2012, and not early adopted by the Company are as follows:

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore. Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Company as of January 1, 2013. The Company is assessing the impact of application of the amended K-IFRS 1019 on its separate financial statements.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 is effective for the Company as of January 1, 2013. The Company expects that the amendment does not affect the separate financial statements of the Company.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s presentation currency.

2.4 Significant Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets(liabilities) and incomes(expenses). The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment to the separate financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

2.4.2 Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, and discount rate amongst others.

3. Significant accounting policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

- Those with fixed or determinable payments.

- Those that are not quoted in an active market.

- Those that the Company does not intend to sell immediately or in the near term.

- Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit loss.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written-off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.3 Investments in Subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with K-IFRS No.1027.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

3.4 Property and equipment

Recognition and Measurement

All property and equipment that qualifies for recognition as an asset is measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Leasehold improvement	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.5 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Software	Straight-line	4 years
Others	Straight-line	4 years

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.6 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.7 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.8 Equity instrument issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

3.9 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a) The amount of revenue can be measured reliably.

b) It is probable that the economic benefits associated with the transaction will flow to the company.

c) Specific conditions are satisfied for activities.

3.9.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.9.2 Fee and commission income

Fee commission income is recognized on an accrual basis in accordance with the substance of transaction.

3.9.3 Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

3.10 Employee compensation and benefits

Post-employment benefit: Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events render by employees and a reliable estimate of the obligation can be made.

Share-based payment

The Company operates share-based payment arrangements granting awards to directors and employees of the Company. The Company has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Termination benefits

Termination benefits are employee benefits payable as a result of either the Company’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Company recognizes termination benefits as a liability and an expense when, and only when, the Company is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where the termination benefits fall due more than 12 months after the end of reporting period, they are discounted using the appropriate discount rate.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

3.11 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Company, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Company recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 37. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 37. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.12 Earnings per share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders of the parent entity and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.13 Operating segments

The Company is composed of a single operating segment. Therefore, disclosures on other segments are omitted in accordance with K-IFRS No.1108, Operating Segments.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

4. Financial risk management

4.1 Summary

4.1.1 Overview of Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk and liquidity risk.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, and the methods used to measure the risks and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as a the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committees

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committees and discusses the detailed issues relating to the Company’s risk management.

Risk Management Department

The Risk Management Department is responsible for conducting work processes, procedures and detailed policies.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Due from financial institutions	(Won)	644,588	(Won)	32,031
Loans		60,000		60,000
Other financial assets		23,271		28,304

	(Won)	727,859	(Won)	120,335

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period therefore the Company does not recognize expected losses as a result of future events. The Company measure inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are categorized as follows:

(In millions of Korean won)	March 31, 2012			Dec. 31, 2011
	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Loan before allowances
Neither past due nor impaired	(Won)	60,000	100.00	(Won)	60,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		60,000	100.00		60,000	100.00
Allowances		—	—		—	—

Carrying amount	(Won)	60,000	100.00	(Won)	60,000	100.00

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Outstanding	(Won)	60,000	(Won)	60,000
Good		—		—
Below Normal		—		—

	(Won)	60,000	(Won)	60,000

Credit quality of loans is classified as follows, according to the probability of default:

Range of PD(%) (Probability of Default)
Outstanding	0.0 - 1.0
Good	1.0 - 5.0
Below Normal	5.0 +

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

4.2.5 Credit risk concentration analysis

The details of the Company’s loans by country, as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Corporate loans		%	Allowances		Carrying amount
Korea	(Won)	60,000	100.00	(Won)	—	(Won)	60,000

	(Won)	60,000	100.00	(Won)	—	(Won)	60,000

(In millions of Korean won)	Dec. 31, 2011
	Corporate loans		%	Allowances		Carrying amount
Korea	(Won)	60,000	100.00	(Won)	—	(Won)	60,000

	(Won)	60,000	100.00	(Won)	—	(Won)	60,000

The details of the Company’s loans by industry as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Loans		%	Allowances		Carrying amount
Financial institutions	(Won)	60,000	100.00	(Won)	—	(Won)	60,000

	(Won)	60,000	100.00	(Won)	—	(Won)	60,000

(In millions of Korean won)	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Financial institutions	(Won)	60,000	100.00	(Won)	—	(Won)	60,000

	(Won)	60,000	100.00	(Won)	—	(Won)	60,000

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and one year, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received on assets or paid on liabilities calculated using a floating interest rate, is measured on the assumption that the current interest rate would be the same upon maturity.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	March 31, 2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	(Won)	644,599	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	644,599
Loans		—		290		10,580		2,179		50,726		—		63,775
Other financial assets		—		3,329		—		20,318		—		—		23,647

	(Won)	644,599	(Won)	3,619	(Won)	10,580	(Won)	22,497	(Won)	50,726	(Won)	—	(Won)	732,021

Financial liabilities
Debts	(Won)	—	(Won)	280,000	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	280,000
Other financial liabilities		—		281,922		8		26		—		—		281,956

	(Won)	—	(Won)	561,922	(Won)	8	(Won)	26	(Won)	—	(Won)	—	(Won)	561,956

(In millions of Korean won)
	Dec. 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	(Won)	20,107	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	20,107
Loans		—		292		583		12,335		51,460		—		64,670
Other financial assets		—		8,608		—		20,208		—		—		28,816

	(Won)	20,107	(Won)	8,900	(Won)	583	(Won)	32,543	(Won)	51,460	(Won)	—	(Won)	113,593

Financial liabilities
Debts	(Won)	—	(Won)	—	(Won)	—	(Won)	130,000	(Won)	—	(Won)	—	(Won)	130,000
Debentures		—		—		50,663		—		—		—		50,663
Other financial liabilities		—		647		880		5		—		—		1,532

	(Won)	—	(Won)	647	(Won)	51,543	(Won)	130,005	(Won)	—	(Won)	—	(Won)	182,195

[1]	The amount of (Won)3 million and (Won)12,003 million which are restricted amount due from the financial institutions as of March 31, 2012 and December 31, 2011, are excluded, respectively.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

4.4 Market risk

4.4.1 Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect to the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measurement and management of interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Company conducts interest gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guideline.

The results of the interest rate gap analysis as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	(Won)	644,585	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	644,585
Loans		60,000		—		—		—		—		60,000

	(Won)	704,585	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	704,585

Interest-bearing liabilities
Debts	(Won)	280,000	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	280,000

	(Won)	280,000	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	280,000

Gap	(Won)	424,585	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	424,585

Accumulated gap	(Won)	424,585	(Won)	424,585	(Won)	424,585	(Won)	424,585	(Won)	424,585
Percentage (%)		60.26		60.26		60.26		60.26		60.26

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	(Won)	20,028	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	20,028
Loans		60,000		—		—		—		—		60,000

	(Won)	80,028	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	80,028

Interest-bearing liabilities
Debts	(Won)	—	(Won)	130,000	(Won)	—	(Won)	—	(Won)	—	(Won)	130,000
Debentures		50,000		—		—		—		—		50,000

	(Won)	50,000	(Won)	130,000	(Won)	—	(Won)	—	(Won)	—	(Won)	180,000

Gap	(Won)	30,028	(Won)	(130,000)	(Won)	—	(Won)	—	(Won)	—	(Won)	(99,972)

Accumulated gap	(Won)	30,028	(Won)	(99,972)	(Won)	(99,972)	(Won)	(99,972)	(Won)	(99,972)
Percentage (%)		37.52		(124.92)		(124.92)		(124.92)		(124.92)

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement result of risk as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Interest rate VaR	(Won)	815	(Won)	726

During the three-month period ended March 31, 2012, the Company changed its method of calculating interest rate impact from simulation method by applying probable interest rate scenario to historical simulation method by making use of historical interest rate data. In case of applying new method, Interest rate VaR as of December 31, 2011, may be changed.

4.5. Capital Adequacy

The Company is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Company’s consolidated BIS ratio as of March 31, 2012 and December 31, 2011, are as follows:.

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Equity Capital:	(Won)	25,319,664	(Won)	25,239,906
Tier I Capital		19,970,734		19,544,271
Tier II Capital		5,348,930		5,695,635
Risk-weighted assets:		195,325,667		192,812,547
Credit risk		190,062,230		187,851,397
Market risk		5,263,437		4,961,150
Capital adequacy ratio(%):		12.96		13.09
Tier I Capital(%)		10.22		10.14
Tier II Capital(%)		2.74		2.95

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities by category as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Carrying amount		Fair value
Financial assets
Loans
Due from financial institutions	(Won)	644,588	(Won)	644,588
Loans		60,000		60,000
Other financial assets		23,271		23,271

	(Won)	727,859	(Won)	727,859

Financial liabilities
Financial liabilities at amortized cost
Debts	(Won)	280,000	(Won)	280,000
Other financial liabilities		281,956		281,956

	(Won)	561,956	(Won)	561,956

(In millions of Korean won)	Dec. 31, 2011
	Carrying amount		Fair value
Financial assets
Loans
Due from financial institutions	(Won)	32,031	(Won)	32,031
Loans		60,000		60,000
Other financial assets		28,304		28,304

	(Won)	120,335	(Won)	120,335

Financial liabilities
Financial liabilities at amortized cost
Debts	(Won)	130,000	(Won)	130,000
Debentures		49,988		42,654
Other financial liabilities		1,970		1,970

	(Won)	181,958	(Won)	174,624

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

Methods of determining fair value of financial instruments are as follows:

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

6. Due from financial institutions

The details of due from financial institutions as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)		Bank	Interest rate (%) (March 31, 2012)	March 31, 2012		Dec. 31, 2011
Due from financial institutions in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 3.05	(Won)	644,588	(Won)	32,031

The maturities of due from financial institutions, excluding restricted due from financial institutions, as of March 31, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)	March 31, 2012
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in Korean won	(Won)	644,585	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	644,585

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

(in millions of Korean won)	Dec. 31, 2011
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in Korean won	(Won)	20,028	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	20,028

Restricted due from financial institutions as of March 31, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)	Bank	March 31, 2012		Dec. 31, 2011		Reason for restriction
Due from financial institutions in Korean won	Kookmin Bank	(Won)	—	(Won)	12,000	Share capital payment of KB Savings Bank Co., Ltd.
			3		3	Pledged as collateral for the overdraft facility

		(Won)	3	(Won)	12,003

7. Loans

Loans as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Loans	(Won)	60,000	(Won)	60,000
Less: Allowances for loan losses		—		—

Carrying amount	(Won)	60,000	(Won)	60,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

8. Subsidiaries

The details of subsidiaries as of March 31, 2012 , are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry
Kookmin Bank	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd	92,000,000	Korea	Credit card and installment finance
KB Investment & Securities Co., Ltd.	31,588,314	Korea	Financial investment
KB Life Insurance Co., Ltd.	28,152,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Investment advisory and collective investment
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables and credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development and supply
KB Savings Bank Co., Ltd.	6,800,000	Korea	Savings Banking

Investments in subsidiaries as of March 31, 2012 and December 31, 2011, are as follows:

Name of subsidiary	Ownership(%) (March 31, 2012)	March 31, 2012		Dec. 31, 2011
Kookmin Bank	100.00	(Won)	14,821,721	(Won)	14,821,721
KB Kookmin Card Co., Ltd	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd	100.00		507,212		507,212
KB Life Insurance Co., Ltd.	51.00		138,484		138,484
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334
KB Savings Bank Co., Ltd.[1]	100.00		171,526		—

		(Won)	17,944,848	(Won)	17,773,322

[1]	The Company established KB Savings Bank Co., Ltd. with a capital investment of (Won)171,526 million in January 2012.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

9. Property and Equipment

The details of property and equipment as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	(Won)	347	(Won)	(219)	(Won)	—	(Won)	128
Equipment and vehicles		4,025		(3,454)		—		571

	(Won)	4,372	(Won)	(3,673)	(Won)	—	(Won)	699

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	(Won)	319	(Won)	(199)	(Won)	—	(Won)	120
Equipment and vehicles		4,024		(3,385)		—		639

	(Won)	4,343	(Won)	(3,584)	(Won)	—	(Won)	759

The changes in property and equipment for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	(Won)	120	(Won)	28	(Won)	(20)	(Won)	128
Equipment and vehicles		639		1		(69)		571

Total	(Won)	759	(Won)	29	(Won)	(89)	(Won)	699

(In millions of Korean won)	March 31, 2011
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	(Won)	120	(Won)	27	(Won)	(20)	(Won)	127
Equipment and vehicles		989		13		(115)		887

Total	(Won)	1,109	(Won)	40	(Won)	(135)	(Won)	1,014

Property and equipment insured as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
		Insurance Coverage				Insurance company
Type of insurance	Asset insured	March 31, 2012		Dec. 31, 2011
General property insurance	Leasehold improvements	(Won)	347	(Won)	319	Samsung Fire & Marine Insurance Co., Ltd.
	Equipment and vehicles		4,025		4,024

		(Won)	4,372	(Won)	4,343

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

10. Intangible Assets

The details of intangible assets as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	(Won)	1,731	(Won)	(1,378)	(Won)	—	(Won)	353
Membership rights		11,667		—		(2,532)		9,135
Other intangible assets		2,354		(1,566)		—		788

	(Won)	15,752	(Won)	(2,944)	(Won)	(2,532)	(Won)	10,276

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	(Won)	1,731	(Won)	(1,270)	(Won)	—	(Won)	461
Membership rights		11,667		—		(2,532)		9,135
Other intangible assets		2,354		(1,419)		—		935

	(Won)	15,752	(Won)	(2,689)	(Won)	(2,532)	(Won)	10,531

The changes in intangible assets for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Beginning		Acquisition		Amortization		Ending
Software	(Won)	461	(Won)	—	(Won)	(108)	(Won)	353
Membership rights		9,135		—		—		9,135
Other intangible assets		935		—		(147)		788

	(Won)	10,531	(Won)	—	(Won)	(255)	(Won)	10,276

(In millions of Korean won)	March 31, 2011
	Beginning		Acquisition		Amortization		Ending
Software	(Won)	805	(Won)	14	(Won)	(104)	(Won)	715
Membership rights		8,924		1,890		—		10,814
Other intangible assets		1,328		—		(136)		1,192

	(Won)	11,057	(Won)	1,904	(Won)	(240)	(Won)	12,721

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

11. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Assets		Liabilities		Net amount
Share-based payments	(Won)	1,753	(Won)	—	(Won)	1,753
Membership rights		613		—		613
Defined benefit obligation		1,072		—		1,072
Plan assets		—		(808)		(808)
Investments in subsidiaries		—		(493)		(493)
Short-term employee benefits		276		—		276
Others		165		—		165

		3,879		(1,301)		2,578
Off-setting of deferred tax assets and liabilities		(1,301)		1,301		—

	(Won)	2,578	(Won)	—	(Won)	2,578

(In millions of Korean won)	Dec. 31, 2011
	Assets		Liabilities		Net amount
Share-based payments	(Won)	1,507	(Won)	—	(Won)	1,507
Membership rights		613		—		613
Defined benefit obligation		1,283		—		1,283
Plan assets		—		(1,283)		(1,283)
Investments in subsidiaries		—		(493)		(493)
Short-term employee benefits		216		—		216
Others		602		—		602

		4,221		(1,776)		2,445
Off-setting of deferred tax assets and liabilities		(1,776)		1,776		—

	(Won)	2,445	(Won)	—	(Won)	2,445

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of (Won)2,896,164 million, on the (Won)77,275 million associated with investments in subsidiaries and on the tax loss carryforwards as of March 31, 2012, due to the uncertainty that all these will be realized in the future.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

The changes in cumulative temporary differences for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	(Won)	6,228	(Won)	283	(Won)	1,297	(Won)	7,242
Membership rights		2,532		—		—		2,532
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,301		1,322		452		4,431
Short-term employee benefits		891		891		1,140		1,140
Tax loss carryforwards		77,275		—		—		77,275
Others		2,488		2,488		683		683

		2,990,879		4,984		3,572		2,989,467

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275

	(Won)	17,440					(Won)	16,028

Tax rate (%)[1]		24.2						24.2

Deferred income tax assets from deductible temporary differences	(Won)	4,221					(Won)	3,879

Taxable temporary differences
Investments in subsidiaries	(Won)	(2,395,805)	(Won)	—	(Won)	—	(Won)	(2,395,805)
Plan assets		(5,301)		(1,981)		(20)		(3,339)

	(Won)	(2,401,106)	(Won)	(1,981)	(Won)	(20)	(Won)	(2,399,144)

Tax rate (%)[1]		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	(Won)	(1,776)					(Won)	(1,301)

[1]	The tax rate has been changed to 24.2 % from 2012 due to amendment of tax law in 2011.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

(In millions of Korean won)	March 31, 2011
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	(Won)	4,149	(Won)	226	(Won)	1,380	(Won)	5,303
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		3,552		1,125		382		2,809
Short-term employee benefits		927		927		814		814
Tax loss carryforwards		77,275		—		—		77,275
Others		1,481		1,481		648		648

		2,983,548		3,759		3,224		2,983,013

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275

	(Won)	10,109					(Won)	9,574

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Deferred income tax assets from deductible temporary differences	(Won)	2,277					(Won)	2,106

Taxable temporary differences
Investments in subsidiaries	(Won)	(2,395,805)	(Won)	—	(Won)	—	(Won)	(2,395,805)
Plan assets		(4,232)		(1,125)		(512)		(3,619)
Allowances		—		—		(800)		(800)

	(Won)	(2,400,037)	(Won)	(1,125)	(Won)	(1,312)	(Won)	(2,400,224)

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Deferred income tax liabilities from taxable temporary differences	(Won)	(1,379)					(Won)	(1,420)

[1]

The 24.2% has been applied for the assets or liabilities expected to be realized settled in the year ended December 31, 2011. The 22.0% has been applied for the assets or liabilities expected to be realized or settled in the periods after December 31, 2011.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

12. Other Assets

The details of other assets as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Other financial assets
Other receivables	(Won)	3,329	(Won)	—
Accrued income		42		132
Guarantee deposits		19,900		28,172

		23,271		28,304

Other assets
Other receivables		798,559		601,106
Prepaid expenses		1,158		2,192
Advance payments		17		—

		799,734		603,298

	(Won)	823,005	(Won)	631,602

13. Debts

The details of debts as of March 31, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)
	Issued date	Expiration date	Annual interest rates(%) (March 31, 2012)	March 31, 2012		Dec. 31, 2011
Commercial paper	2011.12.12	2012.04.02	3.70	(Won)	130,000	(Won)	130,000
	2012.01.13	2012.04.02	3.66		150,000		—

				(Won)	280,000	(Won)	130,000

The maturity of debts as of March 31, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)
	March 31, 2012
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Commercial paper	(Won)	280,000	(Won)	—	(Won)	—	(Won)	—	(Won)	280,000

(in millions of Korean won)
	Dec. 31, 2011
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Commercial paper	(Won)	—	(Won)	130,000	(Won)	—	(Won)	—	(Won)	130,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

14. Debentures

The details of debentures at amortized cost as of March 31, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)
	Issued date	Expiration date	Annual interest rates(%) (March 31, 2012)	March 31, 2012		Dec. 31, 2011
Unguaranteed debentures No. 2-2	2009.03.20	2012.03.20	—	(Won)	—	(Won)	50,000

					—		50,000
	Bond Discounts				—		(12)

				(Won)	—	(Won)	49,988

The maturities of debentures as of March 31, 2012 and December 31, 2011, are as follows:

March 31, 2012
(in millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Debentures in Korean won	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—

	Dec. 31, 2011
(in millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Debentures in Korean won	(Won)	50,000	(Won)	—	(Won)	—	(Won)	—	(Won)	50,000

The changes in debentures based on face value for the three-month periods ended March 31, 2012 and 2011, are as follows:

(in millions of Korean won)	March 31, 2012
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	(Won)	50,000	(Won)	—	(Won)	(50,000)	(Won)	—

(in millions of Korean won)	March 31, 2011
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	(Won)	800,000	(Won)	—	(Won)	(250,000)	(Won)	550,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

15. Defined benefit liabilities

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

— The Company has the obligation to pay the agreed benefits to all its current and former employees.

— Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period it occurs through profit or loss.

The changes in the defined benefit obligation for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Present value of defined benefit obligation (beginning)	(Won)	7,828	(Won)	5,366
Current service cost		367		313
Interest cost		84		69
Actuarial losses		—		—
Benefits paid		(773)		(859)

Present value of defined benefit obligation (ending)	(Won)	7,506	(Won)	4,889

The changes in the fair value of plan assets for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Fair value of plan assets (beginning)	(Won)	6,836	(Won)	4,232
Expected return on plan assets		71		45
Actuarial losses		(4)		(3)
Contributions		—		229
Benefits paid		(757)		(757)

Fair value of plan assets (ending)	(Won)	6,146	(Won)	3,746

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

The details of the defined benefit obligation as of March 31, 2012 and December 31, 2011, are as follows:

	March 31, 2012		Dec. 31, 2011
Present value of defined benefit obligation	(Won)	7,506	(Won)	7,828
Fair value of plan assets		(6,146)		(6,836)
Defined benefit liabilities		1,360		992

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Current service cost	(Won)	367	(Won)	313
Interest cost		84		69
Expected return on plan assets		(71)		(45)
Actuarial gains and losses		4		3

Post-employment benefits	(Won)	384	(Won)	340

The actual return on plan assets was (Won)67 million and (Won)42 million for the three-month periods ended March 31, 2012 and 2011, respectively.

The details of plan assets as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Time deposits	(Won)	6,146	(Won)	6,836

Key actuarial assumptions used as of March 31, 2012 and December 31, 2011, are as follows:

	March 31, 2012	Dec. 31, 2011
Discount rate (%)	4.32	4.32
Expected return on plan assets (%)	4.19	4.19
Future salary increase rate (%)	4.55	4.55

Mortality assumptions are based on the 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each items as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Present value of defined benefits obligation	(Won)	7,506	(Won)	7,828
Fair value of plan assets		(6,146)		(6,836)

	(Won)	1,360	(Won)	992

Adjustments to defined benefits obligation	(Won)	—	(Won)	1,711
Adjustments to plan assets		4		45

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

16. Other liabilities

The details of other liabilities as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Other financial liabilities
Other payables	(Won)	3,469	(Won)	341
Accrued expenses		314		1,629
Dividends payable		278,173		—

		281,956		1,970

Other non-financial liabilities
Other payables		5,514		4,252
Accrued expenses		29,809		27,833
Withholding taxes		519		646

		35,842		32,731

	(Won)	317,798	(Won)	34,701

17. Equity

17.1 Share capital

The details of share capital as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won, except per share amounts)	March 31, 2012		Dec. 31, 2011
Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	(Won)	5,000	(Won)	5,000
Number of issued shares		386,351,693		386,351,693
Share capital	(Won)	1,931,758	(Won)	1,931,758

The changes in shares outstanding for the three-month periods ended March 31, 2012 and 2011, are as follows:

	March 31, 2012
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

	March 31, 2011
	Beginning[1]	Increase	Decrease	Ending[2]
Number of issued shares	343,028,989	8,355,742	—	351,384,731

[1]Excluding	43,322,704 shares owned by Kookmin Bank.

[2]Excluding	34,966,962 shares owned by Kookmin Bank.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

17.2 Capital Surplus

The details of capital surplus as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Share premium	(Won)	12,226,597	(Won)	12,226,597
Other capital surplus		1,287,212		1,287,212

	(Won)	13,513,809	(Won)	13,513,809

17.3 Retained Earnings

The details of retained earnings as of March 31, 2012 and December 31, 2011, consist of:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Legal reserves	(Won)	124,014	(Won)	124,014
Voluntary reserves		982,000		982,000
Regulatory Reserve for Credit Losses		3,306		—
Unappropriated retained earnings		1,559,352		1,164,699

	(Won)	2,668,672	(Won)	2,270,713

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Beginning	(Won)	3,306	(Won)	—
Amounts estimated to be appropriated		1,004		3,306

Ending	(Won)	4,310	(Won)	3,306

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won, except per share amounts)	March 31, 2012		March 31, 2011
Provision of regulatory reserve for credit losses	(Won)	1,004	(Won)	1,169
Adjusted profit(loss) after provision of regulatory reverse for credit losses[1]		675,128		(17,900)
Adjusted basic earnings per share after provision of regulatory reverse for credit losses[1]	(Won)	1,747	(Won)	(52)
Adjusted diluted earnings per share after provision of regulatory reverse for credit losses[1]	(Won)	1,744	(Won)	(52)

[1]

Adjusted profit (loss) after provision of regulatory reverse for credit losses is not accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit (loss) for the period.

18. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2011, of (Won)720 per share, amounting to total dividends of (Won)278,173 million, were declared at the annual general meeting on March 23, 2012. The Company’s interim separate financial statements as of March 31, 2012, reflect this dividend payable. The dividends paid to the shareholders of the Company in 2011 were (Won)41,163 million ((Won)120 per share).

19. Net Interest Income

Interest income, interest expense and net interest income for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Interest income
Due from financial institutions	(Won)	99	(Won)	5,261
Loans		868		2,330
Other		210		256

		1,177		7,847

Interest expenses
Debts		2,419		-
Debentures		578		12,764

		2,997		12,764

Net interest expense	(Won)	(1,820)	(Won)	(4,917)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

20. Net Fee and Commission income

Fee and commission income and fee and commission expense for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Fee and commission income	(Won)	—	(Won)	—
Fees in Korean won		—		—

Fee and commission expense
Fees paid in Korean won		141		1,172
Fees paid in foreign currency		43		43

		184		1,215

Net fee and commission expense	(Won)	(184)	(Won)	(1,215)

21. Employee Benefits

The details of employee benefits for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Salaries and other short-term employee benefits	(Won)	4,539	(Won)	4,623
Post employment benefits—defined benefit plans		384		340
Termination benefits		—		135
Share-based payments		1,297		1,382

	(Won)	6,220	(Won)	6,480

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of March 31 2012, is as follows:

(In number of shares)	Grant date	Number Of granted shares[1]	Vesting conditions
Share grants
(KB Financial Group Inc.)
Series 1	2008.09.29	2,543	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,10]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,10]

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,10]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,10]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance[4,10]

		320,844

(Kookmin Bank)
Series 13	2008.10.18	7,950	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 17	2009.10.12	5,300	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 20-1	2010.01.08	16,354	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10,11]
Series 20-2	2010.01.08	105,714	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10,11]
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,10]
Series 24	2010.08.03	57,072	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10,11]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,10]
Series 27	2010.09.20	8,092	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 28	2010.12.21	68,564	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 29	2010.12.23	10,764	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 30	2010.12.29	58,168	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 31	2011.01.03	16,306	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [9,10]

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

Series 33	2011.07.07	5,736	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 35	2011.10.12	8,346	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,10]
Series 36	2011.10.18	8,106	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10,12]
Deferred grant in 2010	—	15,496	Satisfied
Deferred grant in 2011	—	2,704	Satisfied

		505,022

(Other subsidiaries)
Year 2010		33,817	Services fulfillment, Achievement of targets on the basis of market and non-market performance [13]
Year 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [13]
Year 2012		63,570	Services fulfillment, Achievement of targets on the basis of market and non-market performance [13]

		136,318

		962,184

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.

[2]

The vesting condition is fulfilled during remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirement. The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.

[4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and non-measurable indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS and qualitative indicators, such as a trend of ROA of the last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.

[10]	Certain portion of the granted shares is compensated over a maximum period of three years.

[11]	Fair value of compensation per granted share for certain shares is confirmed.

[12]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPI.

[13]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on MOU of the Group and the targeted relative TSR, respectively.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of March 31, 2012, are as follows:

		Grant date	Number of vested shares [1]	Vesting conditions
KB Financial Group Inc.	Share granted in 2010	2010.01.01	6,149	Fulfillment of vesting condition
	Share granted in 2011	2011.01.01	19,279	Fulfillment of vesting condition
	Share granted in 2012	2012.01.01	6,124	Proportion to service period
Kookmin Bank	Share granted in 2010	2010.01.01	77,669	Fulfillment of vesting condition
	Share granted in 2011	2011.01.01	131,517	Fulfillment of vesting condition
	Share granted in 2012	2012.01.01	39,870	Proportion to service period
[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of March 31, 2012, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)
(KB Financial Group Inc.) Long-term achievements
Series 1-4	—	3.47	(Won)	—	(Won)	41,002
Series 2-3	—	3.47		—		41,002
Series 3-1	0.00~1.75	3.47		57,407		37,451~43,214
Series 3-2	0.00~2.75	3.47		—		42,311~44,320
Series 3-3	0.00~1.75	3.47		57,407		37,451~43,214
Series 4-1	1.28~4.76	3.48		4,499		44,320~46,618
Series 4-2	1.28~4.76	3.48		4,799		44,320~46,618
Series 4-3	0.75~3.75	3.47		3,971		40,904~44,905
Series 4-4	0.75~3.75	3.47		3,898		40,904~44,905
Series 4-5	0.75~3.75	3.47		2,042		40,904~44,905
Series 5-1	0.75~3.75	3.47		—		42,311~44,320
Series 6-1	1.75~4.76	3.50		13,722		40,641~46,618
Series 7-1	1.75~4.76	3.50		21,525		40,641~46,618
(Kookmin Bank) Long-term achievements
Series 13	1.00~2.75	3.47		41,469		41,469~44,905
Series 17	1.00~2.75	3.47		41,473		41,473~44,905
Series 20-1	1.00~3.75	3.47		41,401		41,401~46,618
Series 20-2	1.00~3.75	3.47		41,401		41,401~46,618
Series 23	1.28~4.28	3.48		4,697		40,909~46,450

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

Series 24	0.34~3.75	3.47		215		41,224~44,905
Series 25	1.28~4.28	3.48		4,697		40,909~46,450
Series 27	0.47~3.75	3.47		304		41,112~44,905
Series 28	0.75~3.75	3.47		2,426		40,904~44,905
Series 29	0.75~3.75	3.47		2,718		40,904~44,905
Series 30	0.75~3.75	3.47		2,864		40,904~44,905
Series 31	0.75~3.75	3.47		2,879		40,904~44,905
Series 32	1.98~4.92	3.51		—		40,452~46,988
Series 33	1.25~3.92	3.48		4,923		40,883~44,905
Series 34	1.36~3.92	3.48		7,937		40,834~44,905
Series 35	1.75~3.92	3.50		16,311		40,641~44,905
Series 36	1.75~3.92	3.50		16,889		40,641~44,905
Deferred grant in 2010	0.25~3.25	3.48		—		41,690~44,905
Deferred grant in 2011	0.25~3.25	3.48		—		42,193~44,905
(Other Subsidiaries) Long-term achievements
Year 2010	0.75~1.75	3.47~3.49	(Won)	513~6,776	(Won)	40,703~41,080
Year 2011	1.75~2.10	3.50~3.51		8,171~14,572		40,641~40,696
Year 2012	2.75	3.55		24,404		40,679
(KB Financial Group Inc.) Short-term achievements
Year 2010	0.75~1.75	3.48	(Won)	—	(Won)	42,311~43,214
Year 2011	0.75~2.75	3.48		—		42,311~44,320
Year 2012	1.75~3.75	3.48		—		42,311~44,905
(Kookmin Bank) Short-term achievements
Year 2010	0.34~1.75	3.48	(Won)	—	(Won)	41,690~43,214
Year 2011	0.75~2.75	3.48		—		42,311~46,988
Year 2012	1.75~3.75	3.48		—		42,311~44,905

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of March 31, 2012, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Company used the historical data of Kookmin Bank for the period before the Company was incorporated.

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of March 31, 2012 and December 31, 2011, are (Won) 27,833 million and (Won) 24,454 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are (Won) 20,591 million and (Won) 18,226 million, respectively. The compensation costs amounting to (Won) 1,297 million and (Won) 1,382 million were recognized as an expense for the three-month periods ended March 31, 2012 and 2011, respectively.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

22. Other general and administrative expenses

The details of other general and administrative expenses for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Welfare expense	(Won)	619	(Won)	604
Travel		28		34
Communications		92		85
Tax and dues		145		87
Publication		35		23
Rental expense		487		513
Vehicle		85		91
Service fees		363		329
Advertising		363		377
Training		117		109
Others		932		1,185

	(Won)	3,266	(Won)	3,437

23. Non-operating income(expense)

The details of non-operating income(expense) for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Non-operating income
Others	(Won)	3	(Won)	5

		3		5

Non-operating expenses
Donation		67		100
Others		28		—

		95		100

Net non-operating expense	(Won)	(92)	(Won)	(95)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

24. Tax benefit(expense)

The details of income tax benefit(expense) for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Tax payable
Current tax expense	(Won)	—	(Won)	—

Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		133		(212)

Tax benefit(expense)	(Won)	133	(Won)	(212)

The analysis of profit(loss) before tax and income tax benefit(expense) for the three-month periods ended March 31, 2012 and 2011, follows:

(In millions of Korean won)	March 31, 2012			March 31, 2011
	Ratio (%)	Amounts		Ratio (%)	Amounts
Profit (loss) before tax		(Won)	675,999		(Won)	(16,519)

Tax expense at the applicable tax rate[1]	24.18		163,476	24.16		(3,991)
Non-taxable income	(24.51)		(165,674)	—		—
Non-deductible expense	0.01		73	(0.53)		88
Consolidated tax effect	0.29		1,992	(24.59)		4,062
Others	—		—	(0.32)		53

Tax benefit(expense)	(0.02)	(Won)	133	(1.28)	(Won)	(212)

[1]

Applicable income tax rate for (Won) 200 million and below is 11%, for (Won) 200 million to (Won) 20 billion is 22%, and for over (Won) 20 billion is 24.2% as of March 31, 2012. In addition, for (Won) 200 million and below is 11%, and for over (Won) 200 million is 24.2% as of March 31, 2011.

The details of current tax assets (income tax refund receivable) and current tax liabilities (income tax payable), as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Income tax refund receivable prior to off-set	(Won)	—	(Won)	—
Tax payable prior to off-set		—		—
Adjustment on consolidated tax payable		772,597		578,729

Current tax payable	(Won)	772,597	(Won)	578,729

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

25. Earnings(loss) per share

Calculations of basic earnings(loss) per share on the profit(loss) attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding :

(In number of shares)	March 31, 2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding (B = A / 91)			386,351,693

(In number of shares)	March 31, 2011
	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	90	34,771,652,370
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	7	244,768,734

			3,528,996,578

Total outstanding shares (C = A – B)			31,242,655,792

Weighted average number of ordinary shares outstanding (D = C / 90)			347,140,620

Basic earnings(loss) per share

(in Korean won and in number of shares)	March 31, 2012	March 31, 2011
Profit(loss) attributable to ordinary shares[1] (E)	676,132,276,043	(16,730,824,160)
Weighted average number of ordinary shares outstanding (F)	386,351,693	347,140,620
Basic earnings(loss) per share (G = E / F)	1,750	(48)

[1]	Profit(loss) attributable to ordinary shares is the same as profit(loss) in statements of comprehensive income.

Diluted earnings(loss) per share

Diluted earnings(loss) per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

Adjusted profit for diluted earnings (loss) per share:

(In Korean won)	March 31, 2012		March 31, 2011
Profit (loss) attributable to ordinary shares	(Won)	676,132,276,043	(Won)	(16,730,824,160)
Adjustment		—		—
Adjusted profit (loss) for diluted earnings (loss) per share	(Won)	676,132,276,043	(Won)	(16,730,824,160)

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings (loss) per share:

(in number of shares)	March 31, 2012	March 31, 2011
Weighted average number of ordinary shares outstanding	386,351,693	347,140,620
Adjustment Share grants	804,286	351,717
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share	387,155,979	347,492,337

Diluted earnings (loss) per share:

(In Korean won)	March 31, 2012		March 31, 2011
Adjusted profit (loss) for diluted earnings (loss) per share	(Won)	676,132,276,043	(Won)	(16,730,824,160)
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share		387,155,979		347,492,337
Diluted earnings (loss) per share	(Won)	1,746	(Won)	(48)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

26. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	March 31, 2012		Dec. 31, 2011
Due from other financial institutions	(Won)	644,588	(Won)	32,031
Restricted due from financial institutions		(3)		(12,003)

	(Won)	644,585	(Won)	20,028

Significant non-cash transactions for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	March 31, 2012		March 31, 2011
Changes in receivables and payables from consolidated tax	(Won)	195,088	(Won)	234,342
Changes in other receivables and other payables		5,694		487

Cash inflow and outflow due to interest and dividends for the three-month periods ended March 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Activity	March 31, 2012		March 31, 2011
Interest received	Operating	(Won)	1,064	(Won)	8,477
Interest paid	Operating		3,121		13,125
Dividends received	Operating		687,925		—

27. Commitments

The commitments made with financial institutions as of March 31, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)		March 31, 2012				Dec. 31, 2011
		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	(Won)	50,000	(Won)	—	(Won)	50,000	(Won)	—
	Woori Bank		130,000		—		130,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		(Won)	280,000	(Won)	—	(Won)	280,000	(Won)	—

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

28. Related Party Transactions

Significant related party transactions for the three-month ended March 31, 2012 and 2011, are as follows:

		March 31, 2012
(In millions of Korean won)		Interest Income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	(Won)	300	(Won)	—	(Won)	640
	KB Real Estate Trust Co., Ltd.		724		—		—
	KB Investment Co., Ltd.		144		—		—
	KB Data Systems Co., Ltd.		—		—		156
Key management			—		—		—

		(Won)	1,168	(Won)	—	(Won)	796

		March 31, 2011
(In millions of Korean won)		Interest Income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	(Won)	5,508	(Won)	—	(Won)	618
	KB Investment & Securities Co., Ltd.		1,579		—		—
	KB Real Estate Trust Co., Ltd.		626		—		—
	KB Investment Co., Ltd.		124		—		—
	KB Data Systems Co., Ltd.		—		—		189
Key management			—		—		—

		(Won)	7,837	(Won)	—	(Won)	807

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of March 31, 2012, are as follows:

		March 31, 2012
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	(Won)	1,337,051	(Won)	—	(Won)	202
	KB Kookmin Card Co., Ltd		107,645		—		104
	KB Investment & Securities Co., Ltd.		1,385		—		5,258
	KB Life Insurance Co., Ltd.		359		—		—
	KB Asset Management Co., Ltd.		15,769		—		—
	KB Real Estate Trust Co., Ltd.		53,146		—		—
	KB Investment Co., Ltd.		10,126		—		57
	KB Credit Information Co., Ltd.		165		—		36
	KB Data Systems Co., Ltd.		941		—		72
Key management			—		—		—

		(Won)	1,526,587	(Won)	—	(Won)	5,729

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of December 31, 2011, are as follows:

		Dec. 31, 2011
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	(Won)	548,861	(Won)	—	(Won)	—
	KB Kookmin Card Co., Ltd		92,867		—		323
	KB Investment & Securities Co., Ltd.		1,182		—		4,365
	KB Life Insurance Co., Ltd.		190		—		—
	KB Asset Management Co., Ltd.		7,695		—		—
	KB Real Estate Trust Co., Ltd.		51,431		—		—
	KB Investment Co., Ltd.		10,092		—		50
	KB Credit Information Co., Ltd.		116		—		36
	KB Data Systems Co., Ltd.		908		—		52
Key management			—		—		—

		(Won)	713,342	(Won)	—	(Won)	4,826

According to K-IFRS 1024, the Company includes subsidiaries and key management (including family members). Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 8 for details on subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and their close family members have the power to influence the decision-making process.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2012 and 2011

The details of compensation to key management for the three-month period ended March 31, 2012, are as follows:

(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	(Won)	32	(Won)	20	(Won)	—	(Won)	714	(Won)	766
Registered director (non-executive)		215		—		—		36		251
Non-registered director		717		27		—		547		1,291

	(Won)	964	(Won)	47	(Won)	—	(Won)	1,297	(Won)	2,308

The details of compensation to key management for the three-month period ended March 31, 2011, are as follows:

(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	(Won)	476	(Won)	19	(Won)	—	(Won)	930	(Won)	1,425
Registered director (non-executive)		148		—		—		19		167
Non-registered director		454		32		135		433		1,054

	(Won)	1,078	(Won)	51	(Won)	135	(Won)	1,382	(Won)	2,646

51